November 26, 2019

Jeffrey Smulyan
Chief Executive Officer
MediaCo Holding Inc.
One Emmis Plaza, 40 Monument Circle, Suite 700
Indianapolis, IN 46204

       Re: MediaCo Holding Inc.
           Registration Statement on Form 10-12B
           Filed August 13, 2019
           File No. 001-39029

Dear Mr. Smulyan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Justin Chairman